
04027458

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.


RECD S.E.C.
APR 29 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

1269578
(Registrant CIK Number)

Form 8-K for April 29, 2004 SER 2004-8CB
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5541057v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on Apr. 29.

CWMBS, INC.



By: ______________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-8CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-8CB

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

COUNTRYWIDE - 2004-8CB CONDO PORTION

Balances as of 3/01/04

		Minimum	Maximum
Total Current Balance:	154,903,606		
Total Original Balance:	154,905,756		
Number Of Loans:	764		
Average Current Balance:	$202,753.41	$40,000.00	$480,000.00
Average Original Amount:	$202,756.22	$40,000.00	$480,000.00
Weighted Average Gross Coupon:	4.952 %	3.250	7.125 %
Weighted Average Net Coupon (Lpmi):	4.932 %	3.250	7.125 %
Weighted Average Lpmi:	0.020 %	0.000	0.740 %
Weighted Average Gross Margin:	2.297 %	2.250	7.250 %
Weighted Average Max Int Rate:	10.258 %	8.500	12.875 %
Weighted Average Periodic Rate Cap:	2.000 %	2.000	2.000 %
Weighted Average First Rate Cap:	4.102 %	2.000	6.000 %
Weighted Average Original Ltv:	78.53 %	38.46	95.00 %
Weighted Average Fico Score:	723	570	839
Weighted Average Original Term:	360 months	360	360 months
Weighted Average Remaining Term:	360 months	354	360 months
Weighted Average Seasoning:	0 months	0	6 months
Weighted Average Next Rate Reset:	58 months	32	120 months
Weighted Average Rate Adj Freq:	12 months	12	12 months
Weighted Average First Rate Adj Freq:	59 months	36	120 months

Top State Concentrations ($): 48.95 % California, 13.59 % Florida, 8.93 % Virginia

Top Interest Only Concentrations ($): 99.75 % Interest Only, 0.25 % Fully Amortizing

Maximum Zip Code Concentration ($): 3.21 % 22302 (Alexandria, VA)

Note Date:	Aug 29, 2003	Mar 24, 2004
First Pay Date:	Oct 01, 2003	May 01, 2004
Paid To Date:	Mar 01, 2004	Apr 01, 2004
Rate Chg Date:	Nov 01, 2006	Apr 01, 2014
Mature Date:	Sep 01, 2033	Apr 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5/1 YR LIBOR IO	400	81,689,061.84	52.74
3/1 YR LIBOR IO	218	44,768,981.89	28.90
7/1 YR LIBOR IO	113	22,026,312.14	14.22
10/1 YR LIBOR IO	31	6,024,793.00	3.89
5/1 YR LIBOR	2	394,456.75	0.25
Total	764	154,903,605.62	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 YR LIBOR	764	154,903,605.62	100.00
Total	764	154,903,605.62	100.00

table

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
40,000 - 50,000	3	127,520.00	0.08
50,001 - 100,000	65	5,357,552.36	3.46
100,001 - 150,000	150	19,313,911.37	12.47
150,001 - 200,000	162	28,516,790.00	18.41
200,001 - 250,000	158	35,736,115.00	23.07
250,001 - 300,000	159	43,894,305.89	28.34
300,001 - 350,000	61	19,566,211.00	12.63
350,001 - 400,000	5	1,911,200.00	1.23
450,001 - 480,000	1	480,000.00	0.31
Total	764	154,903,605.62	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
40,000 - 50,000	3	127,520.00	0.08
50,001 - 100,000	65	5,357,552.36	3.46
100,001 - 150,000	150	19,313,911.37	12.47
150,001 - 200,000	162	28,516,790.00	18.41
200,001 - 250,000	158	35,736,115.00	23.07
250,001 - 300,000	159	43,894,305.89	28.34
300,001 - 350,000	61	19,566,211.00	12.63
350,001 - 400,000	5	1,911,200.00	1.23
450,001 - 480,000	1	480,000.00	0.31
Total	764	154,903,605.62	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.25000 - 3.25000	1	137,600.00	0.09
3.25001 - 3.50000	14	2,497,326.00	1.61
3.50001 - 3.75000	26	6,151,271.00	3.97
3.75001 - 4.00000	35	7,219,083.00	4.66
4.00001 - 4.25000	40	7,986,027.00	5.16
4.25001 - 4.50000	66	13,652,198.00	8.81
4.50001 - 4.75000	93	18,530,456.00	11.96
4.75001 - 5.00000	165	33,724,259.93	21.77
5.00001 - 5.25000	119	24,231,726.46	15.64
5.25001 - 5.50000	78	16,163,419.48	10.43
5.50001 - 5.75000	59	11,482,562.00	7.41
5.75001 - 6.00000	38	7,094,382.75	4.58
6.00001 - 6.25000	16	3,010,470.00	1.94
6.25001 - 6.50000	6	1,248,010.00	0.81
6.50001 - 6.75000	4	1,046,544.00	0.68
6.75001 - 7.00000	3	536,270.00	0.35
7.00001 - 7.12500	1	192,000.00	0.12
Total	764	154,903,605.62	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 2.250	721	146,787,590.62	94.76
2.501 - 2.750	17	3,307,256.00	2.14
2.751 - 3.000	6	1,036,890.00	0.67
3.001 - 3.250	12	2,156,295.00	1.39
3.251 - 3.500	5	989,730.00	0.64
3.751 - 4.000	2	365,750.00	0.24
7.001 - 7.250	1	260,094.00	0.17
Total	764	154,903,605.62	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.500 - 8.500	2	298,372.00	0.19
8.501 - 8.750	1	130,851.00	0.08
8.751 - 9.000	2	206,320.00	0.13
9.001 - 9.250	10	1,885,860.00	1.22
9.251 - 9.500	38	7,841,629.00	5.06
9.501 - 9.750	88	18,630,595.00	12.03
9.751 - 10.000	179	36,901,429.04	23.82
10.001 - 10.250	136	27,379,733.46	17.68
10.251 - 10.500	113	23,136,809.48	14.94
10.501 - 10.750	82	15,846,073.00	10.23
10.751 - 11.000	52	9,907,426.64	6.40
11.001 - 11.250	27	5,621,080.00	3.63
11.251 - 11.500	8	1,785,793.00	1.15
11.501 - 11.750	11	2,440,320.00	1.58
11.751 - 12.000	7	1,392,470.00	0.90
12.001 - 12.250	4	671,150.00	0.43
12.251 - 12.500	1	117,200.00	0.08
12.501 - 12.750	1	260,094.00	0.17
12.751 - 12.875	2	450,400.00	0.29
Total	764	154,903,605.62	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	764	154,903,605.62	100.00
Total	764	154,903,605.62	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	225	46,459,664.89	29.99
5.000	538	108,183,846.73	69.84
6.000	1	260,094.00	0.17
Total	764	154,903,605.62	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	764	154,903,605.62	100.00
Total	764	154,903,605.62	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
354 - 360	764	154,903,605.62	100.00
Total	764	154,903,605.62	100.00

RBS Greenwich Capital

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	465	95,404,135.50	61.59
1 - 6	299	59,499,470.12	38.41
Total	764	154,903,605.62	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
32	1	284,050.00	0.18
33	5	1,223,899.89	0.79
34	4	695,160.00	0.45
35	66	13,805,897.00	8.91
36	142	28,759,975.00	18.57
54	1	134,362.75	0.09
56	2	478,094.00	0.31
57	2	537,980.00	0.35
58	18	3,951,543.00	2.55
59	144	28,339,565.48	18.29
60	235	48,641,973.36	31.40
82	3	784,500.00	0.51
83	43	7,652,226.00	4.94
84	67	13,589,586.14	8.77
119	10	1,612,192.00	1.04
120	21	4,412,601.00	2.85
Total	764	154,903,605.62	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
36	218	44,768,981.89	28.90
60	402	82,083,518.59	52.99
84	113	22,026,312.14	14.22
120	31	6,024,793.00	3.89
Total	764	154,903,605.62	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
38.46 - 40.00	3	412,000.00	0.27
40.01 - 45.00	3	538,743.48	0.35
45.01 - 50.00	4	813,000.00	0.52
50.01 - 55.00	7	1,320,900.00	0.85
55.01 - 60.00	13	2,131,930.00	1.38
60.01 - 65.00	18	3,954,050.00	2.55
65.01 - 70.00	45	9,317,570.00	6.02
70.01 - 75.00	53	10,777,397.00	6.96
75.01 - 80.00	539	110,566,826.15	71.38
80.01 - 85.00	3	572,650.00	0.37
85.01 - 90.00	44	8,605,664.99	5.56
90.01 - 95.00	32	5,892,874.00	3.80
Total	764	154,903,605.62	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
570 - 580	1	228,000.00	0.15
601 - 620	1	151,920.00	0.10
621 - 640	21	4,454,927.10	2.88
641 - 660	33	7,054,660.00	4.55
661 - 680	47	10,163,845.00	6.56
681 - 700	83	16,333,315.00	10.54
701 - 720	185	37,905,586.88	24.47
721 - 740	138	29,062,286.00	18.76
741 - 760	107	20,778,400.00	13.41
761 - 780	76	15,182,737.64	9.80
781 - 800	53	10,306,308.00	6.65
801 - 820	15	2,610,500.00	1.69
821 - 839	4	671,120.00	0.43
Total	764	154,903,605.62	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Preferred	351	73,627,128.41	47.53
Reduced Documentation	158	31,693,014.75	20.46
Full Documentation	131	24,733,744.36	15.97
Alternative Documentation	114	23,124,938.10	14.93
No Income / No Asset	10	1,724,780.00	1.11
Total	764	154,903,605.62	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	762	154,509,148.87	99.75
Fully Amortizing	2	394,456.75	0.25
Total	764	154,903,605.62	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	571	116,878,807.52	75.45
Second Home	143	28,316,411.10	18.28
Investor	50	9,708,387.00	6.27
Total	764	154,903,605.62	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Condominium	764	154,903,605.62	100.00
Total	764	154,903,605.62	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	608	123,986,294.14	80.04
Rate/Term Refinance	100	19,833,724.00	12.80
Cash Out Refinance	56	11,083,587.48	7.16
Total	764	154,903,605.62	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	3	294,320.00	0.19
Alaska	1	129,600.00	0.08
Arizona	10	1,392,840.00	0.90
California	318	75,828,475.23	48.95
Colorado	35	5,178,710.14	3.34
Connecticut	3	578,844.00	0.37
District of Columbia	4	725,800.00	0.47
Florida	119	21,051,599.00	13.59
Georgia	26	3,301,855.00	2.13
Hawaii	13	3,945,240.00	2.55
Idaho	1	236,000.00	0.15
Illinois	40	8,337,620.00	5.38
Indiana	1	115,000.00	0.07
Kentucky	1	223,000.00	0.14
Maryland	3	670,049.89	0.43
Massachusetts	20	4,306,145.00	2.78
Michigan	12	2,439,153.00	1.57
Minnesota	5	705,150.00	0.46
Mississippi	1	159,200.00	0.10
Nevada	8	1,146,020.00	0.74
New Jersey	14	2,775,588.00	1.79
New Mexico	1	60,000.00	0.04
New York	1	168,750.00	0.11
Ohio	10	1,122,701.36	0.72
Oregon	4	535,274.00	0.35
Pennsylvania	1	119,920.00	0.08
Rhode Island	2	376,100.00	0.24
South Carolina	4	741,250.00	0.48
Tennessee	2	201,072.00	0.13
Texas	4	433,955.00	0.28
Utah	4	518,950.00	0.34
Virginia	73	13,830,103.00	8.93
Washington	19	3,184,321.00	2.06
Wisconsin	1	71,000.00	0.05
Total	764	154,903,605.62	100.00

LTV	PMI	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
38.46 - 80.00					
	No MI	139,832,417	90.27	685.00	89.66
	TOTAL	139,832,417	90.27	685.00	89.66

> 80.00				
Commonwealth	976,300	0.63	4.00	0.52
GEMICO	220,000	0.14	1.00	0.13
MGIC	321,525	0.21	2.00	0.26
No MI	4,033,967	2.60	22.00	2.88
PMI	3,248,375	2.10	15.00	1.96
Radian	1,727,100	1.11	10.00	1.31
Triad Guaranty Ins. Co.	1,642,810	1.06	9.00	1.18
United Guaranty	2,901,112	1.87	16.00	2.09
TOTAL	15,071,189	9.73	79.00	10.34

PMI COVERAGE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.00	687	140,247,760.63	90.54
12.00	3	572,650.00	0.37
25.00	42	8,190,320.99	5.29
30.00	31	5,669,874.00	3.66
35.00	1	223,000.00	0.14
Total	764	154,903,605.62	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

COUNTRYWIDE - 2004-8CB PREFERRED DOC

Balances as of 3/01/04

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
700 - 700	23	4,892,430.00	2.19
701 - 720	334	70,738,423.52	31.62
721 - 740	242	52,376,397.31	23.41
741 - 760	195	41,465,831.54	18.53
761 - 780	145	29,732,358.97	13.29
781 - 800	95	19,766,685.00	8.83
801 - 820	24	4,109,820.00	1.84
821 - 839	4	658,300.00	0.29
Total	1,062	223,740,246.34	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

LTV	PMI	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
15.63 - 80.00					
	No MI	624,515,126	86.21	2993.00	85.17
	TOTAL	624,515,126	86.21	2993.00	85.17
> 80.00					
	Commonwealth	7,864,261	1.09	40.00	1.14
	GEMICO	1,293,500	0.18	7.00	0.20
	MGIC	4,539,175	0.63	24.00	0.68
	No MI	41,927,157	5.79	215.00	6.12
	PMI	14,644,265	2.02	73.00	2.08
	Radian	6,970,757	0.96	38.00	1.08
	Triad Guaranty Ins. Co.	10,575,042	1.46	59.00	1.68
	United Guaranty	12,100,689	1.67	65.00	1.85
	TOTAL	99,914,845	13.79	521.00	14.83

PMI COVERAGE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.00	2,998	625,438,019.84	86.34
12.00	25	5,318,507.50	0.73
20.00	2	209,100.00	0.03
25.00	238	44,456,651.52	6.14
30.00	249	48,602,935.60	6.71
35.00	2	404,756.68	0.06
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

COUNTRYWIDE - 2004-8CB PREFERRED DOC
Balances as of 3/01/04

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
19.70 - 20.00	2	212,500.00	0.09
20.01 - 25.00	3	255,000.00	0.11
25.01 - 30.00	7	766,500.00	0.34
30.01 - 35.00	5	740,000.00	0.33
35.01 - 40.00	8	1,253,600.00	0.56
40.01 - 45.00	13	2,970,343.48	1.33
45.01 - 50.00	11	2,727,150.00	1.22
50.01 - 55.00	14	2,862,000.00	1.28
55.01 - 60.00	28	5,644,730.00	2.52
60.01 - 65.00	19	4,454,500.00	1.99
65.01 - 70.00	62	12,968,670.00	5.80
70.01 - 75.00	28	6,309,852.00	2.82
75.01 - 80.00	654	142,337,720.46	63.62
80.01 - 85.00	5	1,015,850.00	0.45
85.01 - 90.00	59	10,714,119.19	4.79
90.01 - 95.00	144	28,507,711.21	12.74
Total	1,062	223,740,246.34	100.00

Weighted AVG LTV 78.60%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

/IDE - 2004-8CB SOUTH CA LOANS
Balances as of 3/01/04

Total Current Balance:	209,120,466		
Total Original Balance:	209,128,497		
Number Of Loans:	822		
		Minimum	**Maximum**
Average Current Balance:	$254,404.46	$100,000.00	$616,500.00
Average Original Amount:	$254,414.23	$100,000.00	$616,500.00
Weighted Average Original Ltv:	76.33 %	15.63	95.00 %
Weighted Average Fico Score:	716	570	830

Table

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
100,000 - 100,000	1	100,000.00	0.05
100,001 - 150,000	56	7,567,946.23	3.62
150,001 - 200,000	123	22,096,059.48	10.57
200,001 - 250,000	167	37,925,021.32	18.14
250,001 - 300,000	275	76,091,383.26	36.39
300,001 - 350,000	186	59,437,076.88	28.42
350,001 - 400,000	9	3,385,479.00	1.62
400,001 - 450,000	1	410,000.00	0.20
450,001 - 500,000	2	931,000.00	0.45
550,001 - 600,000	1	560,000.00	0.27
600,001 - 616,500	1	616,500.00	0.29
Total	822	209,120,466.17	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
15.63 - 20.00	2	412,500.00	0.20
20.01 - 25.00	1	100,000.00	0.05
25.01 - 30.00	3	530,000.00	0.25
30.01 - 35.00	4	835,000.00	0.40
35.01 - 40.00	7	1,392,600.00	0.67
40.01 - 45.00	11	2,681,743.48	1.28
45.01 - 50.00	8	2,083,763.00	1.00
50.01 - 55.00	12	2,310,950.00	1.11
55.01 - 60.00	16	3,746,000.00	1.79
60.01 - 65.00	31	7,637,574.26	3.65
65.01 - 70.00	54	14,693,650.00	7.03
70.01 - 75.00	82	20,009,685.88	9.57
75.01 - 80.00	542	140,333,053.25	67.11
80.01 - 85.00	2	652,720.00	0.31
85.01 - 90.00	27	6,736,001.30	3.22
90.01 - 95.00	20	4,965,225.00	2.37
Total	822	209,120,466.17	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
570 - 580	1	228,000.00	0.11
581 - 600	1	296,000.00	0.14
601 - 620	1	230,300.00	0.11
621 - 640	30	7,813,662.00	3.74
641 - 660	34	8,609,425.88	4.12
661 - 680	89	23,617,479.00	11.29
681 - 700	121	31,123,942.00	14.88
701 - 720	169	42,470,504.76	20.31
721 - 740	143	35,907,663.78	17.17
741 - 760	96	24,993,627.00	11.95
761 - 780	80	19,328,830.75	9.24
781 - 800	50	13,001,731.00	6.22
801 - 820	5	1,092,200.00	0.52
821 - 830	2	407,100.00	0.19
Total	822	209,120,466.17	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

RYWIDE - 2004-8CB CA LOANS
Balances as of 3/01/04

Total Current Balance:	280,254,603		
Total Original Balance:	280,265,525		
Number Of Loans:	1,115		
		Minimum	**Maximum**
Average Current Balance:	$251,349.42	$50,000.00	$616,500.00
Average Original Amount:	$251,359.22	$50,000.00	$616,500.00
Weighted Average Original Ltv:	76.41 %	15.63	95.00 %
Weighted Average Fico Score:	716	570	833

Table

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
50,000 - 50,000	1	50,000.00	0.02
50,001 - 100,000	2	185,500.00	0.07
100,001 - 150,000	73	9,862,591.27	3.52
150,001 - 200,000	177	31,828,094.41	11.36
200,001 - 250,000	244	55,298,909.32	19.73
250,001 - 300,000	368	101,563,942.26	36.24
300,001 - 350,000	234	74,682,836.88	26.65
350,001 - 400,000	10	3,767,979.00	1.34
400,001 - 450,000	1	410,000.00	0.15
450,001 - 500,000	3	1,428,250.00	0.51
550,001 - 600,000	1	560,000.00	0.20
600,001 - 616,500	1	616,500.00	0.22
Total	1,115	280,254,603.14	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
15.63 - 20.00	3	462,500.00	0.17
20.01 - 25.00	2	306,500.00	0.11
25.01 - 30.00	5	901,770.04	0.32
30.01 - 35.00	7	1,352,000.00	0.48
35.01 - 40.00	7	1,392,600.00	0.50
40.01 - 45.00	13	3,240,443.48	1.16
45.01 - 50.00	12	3,081,963.00	1.10
50.01 - 55.00	16	3,223,950.00	1.15
55.01 - 60.00	26	6,142,993.00	2.19
60.01 - 65.00	38	9,348,337.19	3.34
65.01 - 70.00	71	18,990,150.00	6.78
70.01 - 75.00	105	25,475,880.88	9.09
75.01 - 80.00	740	188,845,189.25	67.38
80.01 - 85.00	4	1,039,470.00	0.37
85.01 - 90.00	33	8,288,301.30	2.96
90.01 - 95.00	33	8,162,555.00	2.91
Total	1,115	280,254,603.14	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
570 - 580	1	228,000.00	0.08
581 - 600	1	296,000.00	0.11
601 - 620	1	230,300.00	0.08
621 - 640	39	10,194,524.93	3.64
641 - 660	50	12,412,098.88	4.43
661 - 680	118	31,038,399.04	11.08
681 - 700	163	42,082,487.00	15.02
701 - 720	223	55,726,610.76	19.88
721 - 740	200	48,869,267.78	17.44
741 - 760	135	34,379,064.00	12.27
761 - 780	107	26,098,700.75	9.31
781 - 800	67	16,693,233.00	5.96
801 - 820	6	1,416,817.00	0.51
821 - 833	4	589,100.00	0.21
Total	1,115	280,254,603.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

'IDE - 2004-8CB NORTH CA LOANS
Balances as of 3/01/04

Total Current Balance:	71,134,137		
Total Original Balance:	71,137,028		
Number Of Loans:	293		
		Minimum	**Maximum**
Average Current Balance:	$242,778.62	$50,000.00	$497,250.00
Average Original Amount:	$242,788.49	$50,000.00	$497,250.00
Weighted Average Original Ltv:	76.62 %	20.00	95.00 %
Weighted Average Fico Score:	717	624	833

Table

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
50,000 - 50,000	1	50,000.00	0.07
50,001 - 100,000	1	85,500.00	0.12
100,001 - 150,000	17	2,294,645.04	3.23
150,001 - 200,000	54	9,732,034.93	13.68
200,001 - 250,000	77	17,373,888.00	24.42
250,001 - 300,000	93	25,472,559.00	35.81
300,001 - 350,000	48	15,245,760.00	21.43
350,001 - 400,000	1	382,500.00	0.54
450,001 - 497,250	1	497,250.00	0.70
Total	293	71,134,136.97	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20.00 - 20.00	1	50,000.00	0.07
20.01 - 25.00	1	206,500.00	0.29
25.01 - 30.00	2	371,770.04	0.52
30.01 - 35.00	3	517,000.00	0.73
40.01 - 45.00	2	558,700.00	0.79
45.01 - 50.00	4	998,200.00	1.40
50.01 - 55.00	4	913,000.00	1.28
55.01 - 60.00	10	2,396,993.00	3.37
60.01 - 65.00	7	1,710,762.93	2.40
65.01 - 70.00	17	4,296,500.00	6.04
70.01 - 75.00	23	5,466,195.00	7.68
75.01 - 80.00	198	48,512,136.00	68.20
80.01 - 85.00	2	386,750.00	0.54
85.01 - 90.00	6	1,552,300.00	2.18
90.01 - 95.00	13	3,197,330.00	4.49
Total	293	71,134,136.97	100.00

RBS Greenwich Capital

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
624 - 640	9	2,380,862.93	3.35
641 - 660	16	3,802,673.00	5.35
661 - 680	29	7,420,920.04	10.43
681 - 700	42	10,958,545.00	15.41
701 - 720	54	13,256,106.00	18.64
721 - 740	57	12,961,604.00	18.22
741 - 760	39	9,385,437.00	13.19
761 - 780	27	6,769,870.00	9.52
781 - 800	17	3,691,502.00	5.19
801 - 820	1	324,617.00	0.46
821 - 833	2	182,000.00	0.26
Total	293	71,134,136.97	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Z_CWALT04CB8_PX - CashflowsM2

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		12,209,000.00	1,398,777.80	13,607,777.80		
0	30-Apr-04	0	0	0	12,209,000.00	0
1	25-May-04	0	18,143.63	18,143.63	12,209,000.00	2.14
2	25-Jun-04	0	21,772.72	21,772.72	12,209,000.00	2.14
3	25-Jul-04	0	21,772.72	21,772.72	12,209,000.00	2.14
4	25-Aug-04	0	21,772.72	21,772.72	12,209,000.00	2.14
5	25-Sep-04	0	21,772.72	21,772.72	12,209,000.00	2.14
6	25-Oct-04	0	21,772.72	21,772.72	12,209,000.00	2.14
7	25-Nov-04	0	21,772.72	21,772.72	12,209,000.00	2.14
8	25-Dec-04	0	21,772.72	21,772.72	12,209,000.00	2.14
9	25-Jan-05	0	21,772.72	21,772.72	12,209,000.00	2.14
10	25-Feb-05	0	21,772.72	21,772.72	12,209,000.00	2.14
11	25-Mar-05	0	21,772.72	21,772.72	12,209,000.00	2.14
12	25-Apr-05	0	21,772.72	21,772.72	12,209,000.00	2.14
13	25-May-05	0	21,772.72	21,772.72	12,209,000.00	2.14
14	25-Jun-05	0	21,772.72	21,772.72	12,209,000.00	2.14
15	25-Jul-05	0	21,772.72	21,772.72	12,209,000.00	2.14
16	25-Aug-05	0	21,772.72	21,772.72	12,209,000.00	2.14
17	25-Sep-05	0	21,772.72	21,772.72	12,209,000.00	2.14
18	25-Oct-05	0	21,772.72	21,772.72	12,209,000.00	2.14
19	25-Nov-05	0	21,772.72	21,772.72	12,209,000.00	2.14
20	25-Dec-05	0	21,772.72	21,772.72	12,209,000.00	2.14
21	25-Jan-06	0	21,772.72	21,772.72	12,209,000.00	2.14
22	25-Feb-06	0	21,772.72	21,772.72	12,209,000.00	2.14
23	25-Mar-06	0	21,772.72	21,772.72	12,209,000.00	2.14
24	25-Apr-06	0	21,772.72	21,772.72	12,209,000.00	2.14
25	25-May-06	0	21,772.72	21,772.72	12,209,000.00	2.14
26	25-Jun-06	0	21,772.72	21,772.72	12,209,000.00	2.14
27	25-Jul-06	0	21,772.72	21,772.72	12,209,000.00	2.14
28	25-Aug-06	0	21,772.72	21,772.72	12,209,000.00	2.14
29	25-Sep-06	0	21,772.72	21,772.72	12,209,000.00	2.14
30	25-Oct-06	0	21,772.72	21,772.72	12,209,000.00	2.14
31	25-Nov-06	0	21,772.72	21,772.72	12,209,000.00	2.14
32	25-Dec-06	0	21,772.72	21,772.72	12,209,000.00	2.14
33	25-Jan-07	0	21,772.72	21,772.72	12,209,000.00	2.14
34	25-Feb-07	0	21,772.72	21,772.72	12,209,000.00	2.14
35	25-Mar-07	0	21,772.72	21,772.72	12,209,000.00	2.14
36	25-Apr-07	0	21,772.72	21,772.72	12,209,000.00	2.14
37	25-May-07	1,182,965.62	21,772.72	1,204,738.34	11,026,034.38	2.14
38	25-Jun-07	265,741.46	19,663.09	285,404.55	10,760,292.92	2.14
39	25-Jul-07	259,352.10	19,189.19	278,541.29	10,500,940.82	2.14
40	25-Aug-07	253,116.06	18,726.68	271,842.74	10,247,824.76	2.14
41	25-Sep-07	247,029.65	18,275.29	265,304.94	10,000,795.11	2.14
42	25-Oct-07	241,089.29	17,834.75	258,924.05	9,759,705.81	2.14
43	25-Nov-07	235,291.49	17,404.81	252,696.30	9,524,414.32	2.14
44	25-Dec-07	229,632.83	16,985.21	246,618.04	9,294,781.49	2.14
45	25-Jan-08	224,109.98	16,575.69	240,685.67	9,070,671.51	2.14
46	25-Feb-08	218,710.68	16,176.03	234,886.71	8,851,960.83	2.14
47	25-Mar-08	213,458.75	15,785.96	229,244.73	8,638,493.08	2.14
48	25-Apr-08	208,324.10	15,405.31	223,729.42	8,430,168.98	2.14
49	25-May-08	203,312.71	15,033.80	218,346.51	8,226,856.27	2.14
50	25-Jun-08	198,421.61	14,671.23	213,092.84	8,028,434.66	2.14
51	25-Jul-08	193,647.93	14,317.38	207,965.30	7,834,786.73	2.14
52	25-Aug-08	188,988.85	13,972.04	202,960.89	7,645,797.88	2.14
53	25-Sep-08	184,441.63	13,635.01	198,076.63	7,461,356.25	2.14
54	25-Oct-08	180,005.68	13,306.09	193,311.77	7,281,350.58	2.14
55	25-Nov-08	175,674.09	12,985.08	188,659.17	7,105,676.49	2.14
56	25-Dec-08	171,449.68	12,671.79	184,121.47	6,934,226.81	2.14
57	25-Jan-09	167,325.70	12,366.04	179,691.74	6,766,901.11	2.14
58	25-Feb-09	163,298.45	12,067.64	175,366.09	6,603,602.66	2.14
59	25-Mar-09	163,402.33	11,776.43	175,178.76	6,440,201.34	2.14
60	25-Apr-09	162,840.63	11,485.03	174,325.66	6,277,360.70	2.14
61	25-May-09	158,769.56	11,194.60	169,964.16	6,118,591.15	2.14
62	25-Jun-09	154,799.36	10,911.49	165,710.85	5,963,791.79	2.14
63	25-Jul-09	150,927.56	10,635.43	161,562.99	5,812,864.23	2.14
64	25-Aug-09	147,151.72	10,366.27	157,517.99	5,665,712.51	2.14
65	25-Sep-09	143,469.50	10,103.85	153,573.36	5,522,243.00	2.14
66	25-Oct-09	139,878.59	9,848.00	149,726.59	5,382,364.41	2.14
67	25-Nov-09	136,376.74	9,598.55	145,975.29	5,245,987.67	2.14
68	25-Dec-09	132,961.75	9,355.34	142,317.10	5,113,025.92	2.14
69	25-Jan-10	129,631.49	9,118.23	138,749.72	4,983,394.42	2.14
70	25-Feb-10	126,383.86	8,887.05	135,270.93	4,857,010.56	2.14
71	25-Mar-10	123,216.83	8,661.67	131,878.50	4,733,793.69	2.14
72	25-Apr-10	120,128.47	8,441.93	128,570.40	4,613,665.21	2.14
73	25-May-10	117,116.76	8,227.70	125,344.46	4,496,548.45	2.14
74	25-Jun-10	114,179.84	8,018.84	122,198.68	4,382,368.60	2.14
75	25-Jul-10	111,315.89	7,815.22	119,131.10	4,271,052.73	2.14
76	25-Aug-10	108,523.06	7,616.71	116,139.77	4,162,529.67	2.14
77	25-Sep-10	114,107.79	7,423.18	121,530.97	4,048,421.88	2.14
78	25-Oct-10	183,366.94	7,216.12	190,583.06	3,865,054.93	2.14
79	25-Nov-10	178,763.00	6,889.12	185,652.12	3,684,291.93	2.14
80	25-Dec-10	174,273.53	6,570.32	180,843.85	3,510,018.40	2.14
81	25-Jan-11	169,895.70	6,259.53	176,155.23	3,340,122.70	2.14
82	25-Feb-11	165,631.96	5,956.55	171,588.51	3,174,490.74	2.14
83	25-Mar-11	162,712.31	5,661.18	168,373.49	3,011,778.43	2.14
84	25-Apr-11	159,779.25	5,371.00	165,150.25	2,851,999.18	2.14
85	25-May-11	155,714.87	5,086.07	160,800.94	2,696,284.31	2.14
86	25-Jun-11	151,732.57	4,808.37	156,540.95	2,544,551.73	2.14
87	25-Jul-11	147,889.82	4,537.75	152,427.57	2,396,661.91	2.14
88	25-Aug-11	144,124.15	4,274.01	148,398.16	2,252,537.76	2.14
89	25-Sep-11	140,453.12	4,016.99	144,470.11	2,112,084.64	2.14
90	25-Oct-11	136,874.40	3,766.52	140,640.92	1,975,210.24	2.14
91	25-Nov-11	133,365.69	3,522.42	136,888.11	1,841,844.55	2.14
92	25-Dec-11	129,994.73	3,284.55	133,279.28	1,711,849.82	2.14
93	25-Jan-12	126,669.35	3,052.75	129,722.10	1,585,180.47	2.14
94	25-Feb-12	123,437.41	2,826.86	126,264.27	1,461,743.06	2.14
95	25-Mar-12	120,273.85	2,606.72	122,880.57	1,341,428.22	2.14
96	25-Apr-12	117,215.62	2,392.21	119,607.83	1,224,210.60	2.14
97	25-May-12	1,224,210.60	2,183.17	1,226,393.77	0	2.14

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Z_CWALT04CB8_PX - Cashflows#3

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		6,331,000.00	816,991.53	7,148,991.53		
0	30-Apr-04	0	0	0	6,331,000.00	0
1	25-May-04	0	13,145.62	13,145.62	6,331,000.00	2.99
2	25-Jun-04	0	15,774.74	15,774.74	6,331,000.00	2.99
3	25-Jul-04	0	15,774.74	15,774.74	6,331,000.00	2.99
4	25-Aug-04	0	15,774.74	15,774.74	6,331,000.00	2.99
5	25-Sep-04	0	15,774.74	15,774.74	6,331,000.00	2.99
6	25-Oct-04	0	15,774.74	15,774.74	6,331,000.00	2.99
7	25-Nov-04	0	15,774.74	15,774.74	6,331,000.00	2.99
8	25-Dec-04	0	15,774.74	15,774.74	6,331,000.00	2.99
9	25-Jan-05	0	15,774.74	15,774.74	6,331,000.00	2.99
10	25-Feb-05	0	15,774.74	15,774.74	6,331,000.00	2.99
11	25-Mar-05	0	15,774.74	15,774.74	6,331,000.00	2.99
12	25-Apr-05	0	15,774.74	15,774.74	6,331,000.00	2.99
13	25-May-05	0	15,774.74	15,774.74	6,331,000.00	2.99
14	25-Jun-05	0	15,774.74	15,774.74	6,331,000.00	2.99
15	25-Jul-05	0	15,774.74	15,774.74	6,331,000.00	2.99
16	25-Aug-05	0	15,774.74	15,774.74	6,331,000.00	2.99
17	25-Sep-05	0	15,774.74	15,774.74	6,331,000.00	2.99
18	25-Oct-05	0	15,774.74	15,774.74	6,331,000.00	2.99
19	25-Nov-05	0	15,774.74	15,774.74	6,331,000.00	2.99
20	25-Dec-05	0	15,774.74	15,774.74	6,331,000.00	2.99
21	25-Jan-06	0	15,774.74	15,774.74	6,331,000.00	2.99
22	25-Feb-06	0	15,774.74	15,774.74	6,331,000.00	2.99
23	25-Mar-06	0	15,774.74	15,774.74	6,331,000.00	2.99
24	25-Apr-06	0	15,774.74	15,774.74	6,331,000.00	2.99
25	25-May-06	0	15,774.74	15,774.74	6,331,000.00	2.99
26	25-Jun-06	0	15,774.74	15,774.74	6,331,000.00	2.99
27	25-Jul-06	0	15,774.74	15,774.74	6,331,000.00	2.99
28	25-Aug-06	0	15,774.74	15,774.74	6,331,000.00	2.99
29	25-Sep-06	0	15,774.74	15,774.74	6,331,000.00	2.99
30	25-Oct-06	0	15,774.74	15,774.74	6,331,000.00	2.99
31	25-Nov-06	0	15,774.74	15,774.74	6,331,000.00	2.99
32	25-Dec-06	0	15,774.74	15,774.74	6,331,000.00	2.99
33	25-Jan-07	0	15,774.74	15,774.74	6,331,000.00	2.99
34	25-Feb-07	0	15,774.74	15,774.74	6,331,000.00	2.99
35	25-Mar-07	0	15,774.74	15,774.74	6,331,000.00	2.99
36	25-Apr-07	0	15,774.74	15,774.74	6,331,000.00	2.99
37	25-May-07	920,738.10	15,774.74	936,512.85	5,410,261.90	2.99
38	25-Jun-07	206,687.80	13,480.57	220,168.37	5,203,574.09	2.99
39	25-Jul-07	201,718.30	12,965.57	214,683.88	5,001,855.79	2.99
40	25-Aug-07	196,868.05	12,462.96	209,331.00	4,804,987.75	2.99
41	25-Sep-07	192,134.17	11,972.43	204,106.60	4,612,853.57	2.99
42	25-Oct-07	187,513.90	11,493.69	199,007.59	4,425,339.68	2.99
43	25-Nov-07	183,004.50	11,026.47	194,030.97	4,242,335.18	2.99
44	25-Dec-07	178,603.31	10,570.49	189,173.80	4,063,731.87	2.99
45	25-Jan-08	174,307.76	10,125.47	184,433.23	3,889,424.11	2.99
46	25-Feb-08	170,115.30	9,691.15	179,806.45	3,719,308.80	2.99
47	25-Mar-08	166,023.47	9,267.28	175,290.75	3,553,285.33	2.99
48	25-Apr-08	162,028.86	8,853.60	170,882.46	3,391,256.47	2.99
49	25-May-08	158,132.11	8,449.88	166,581.99	3,233,123.37	2.99
50	25-Jun-08	154,327.92	8,055.97	162,383.79	3,078,795.45	2.99
51	25-Jul-08	150,615.06	7,671.33	158,286.39	2,928,180.39	2.99
52	25-Aug-08	146,991.33	7,296.05	154,287.38	2,781,189.07	2.99
53	25-Sep-08	143,454.60	6,929.80	150,384.39	2,637,734.47	2.99
54	25-Oct-08	140,004.42	6,572.35	146,576.77	2,497,730.05	2.99
55	25-Nov-08	136,635.40	6,223.51	142,858.91	2,361,094.65	2.99
56	25-Dec-08	133,348.97	5,883.06	139,232.03	2,227,745.68	2.99
57	25-Jan-09	130,142.21	5,550.80	135,693.01	2,097,603.47	2.99
58	25-Feb-09	127,009.91	5,226.53	132,236.43	1,970,593.56	2.99
59	25-Mar-09	127,090.70	4,910.06	132,000.76	1,843,502.87	2.99
60	25-Apr-09	126,653.82	4,593.39	131,247.22	1,716,849.04	2.99
61	25-May-09	123,487.43	4,277.82	127,765.25	1,593,361.61	2.99
62	25-Jun-09	120,399.50	3,970.13	124,369.63	1,472,962.11	2.99
63	25-Jul-09	117,388.10	3,670.13	121,058.23	1,355,574.01	2.99
64	25-Aug-09	114,451.34	3,377.64	117,828.98	1,241,122.67	2.99
65	25-Sep-09	111,587.39	3,092.46	114,679.86	1,129,535.27	2.99
66	25-Oct-09	108,794.46	2,814.43	111,608.89	1,020,740.81	2.99
67	25-Nov-09	106,070.80	2,543.35	108,614.14	914,670.01	2.99
68	25-Dec-09	103,414.70	2,279.05	105,693.75	811,255.32	2.99
69	25-Jan-10	100,824.50	2,021.38	102,845.87	710,430.82	2.99
70	25-Feb-10	98,298.57	1,770.16	100,068.73	612,132.25	2.99
71	25-Mar-10	95,835.34	1,525.23	97,360.57	516,296.91	2.99
72	25-Apr-10	93,433.25	1,286.44	94,719.70	422,863.66	2.99
73	25-May-10	91,090.81	1,053.64	92,144.45	331,772.84	2.99
74	25-Jun-10	88,806.55	826.67	89,633.21	242,966.30	2.99
75	25-Jul-10	86,579.02	605.39	87,184.41	156,387.28	2.99
76	25-Aug-10	84,406.82	389.66	84,796.49	71,980.46	2.99
77	25-Sep-10	71,980.46	179.35	72,159.81	0	2.99

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CWALT 04-CB8 Available Funds Cap
Assumptions :
To Call
1MO & 12MO LIBOR = 20% in month 1

	50% PPC Effective Available Funds Cap	75% PPC Effective Available Funds Cap	100% PPC Effective Available Funds Cap	150% PPC Effective Available Funds Cap	200% PPC Effective Available Funds Cap
0					
1	5.52%	5.52%	5.52%	5.52%	5.52%
2	9.98%	9.99%	10.00%	10.00%	10.00%
3	9.96%	9.98%	10.00%	10.00%	10.00%
4	9.93%	9.96%	10.00%	10.00%	10.00%
5	9.90%	9.95%	10.00%	10.00%	10.00%
6	9.86%	9.93%	10.00%	10.00%	10.00%
7	9.82%	9.91%	10.00%	10.00%	10.00%
8	9.77%	9.88%	10.00%	10.00%	10.00%
9	9.72%	9.85%	10.00%	10.00%	10.00%
10	9.66%	9.82%	10.00%	10.00%	10.00%
11	9.60%	9.79%	10.00%	10.00%	10.00%
12	9.54%	9.76%	10.00%	10.00%	10.00%
13	9.47%	9.72%	10.00%	10.00%	10.00%
14	9.41%	9.69%	10.00%	10.00%	10.00%
15	9.35%	9.65%	10.00%	10.00%	10.00%
16	9.29%	9.62%	10.00%	10.00%	10.00%
17	9.23%	9.59%	10.00%	10.00%	10.00%
18	9.17%	9.55%	10.00%	10.00%	10.00%
19	9.11%	9.52%	10.00%	10.00%	10.00%
20	9.05%	9.49%	10.00%	10.00%	10.00%
21	9.00%	9.46%	10.00%	10.00%	10.00%
22	8.94%	9.42%	10.00%	10.00%	10.00%
23	8.89%	9.39%	10.00%	10.00%	10.00%
24	8.83%	9.36%	10.00%	10.00%	10.00%
25	8.78%	9.33%	10.00%	10.00%	10.00%
26	8.72%	9.30%	10.00%	10.00%	10.00%
27	8.67%	9.27%	10.00%	10.00%	10.00%
28	8.62%	9.23%	10.00%	10.00%	10.00%
29	8.57%	9.20%	10.00%	10.00%	10.00%
30	8.52%	9.17%	10.00%	10.00%	10.00%
31	8.47%	9.14%	10.00%	10.00%	10.00%
32	8.42%	9.11%	10.00%	10.00%	10.00%
33	8.37%	9.08%	10.00%	10.00%	10.00%
34	8.32%	9.05%	10.00%	10.00%	10.00%
35	8.34%	9.06%	10.00%	10.00%	10.00%
36	8.37%	9.08%	10.00%	10.00%	10.00%
37	8.33%	9.05%	10.00%	10.00%	10.00%
38	8.29%	9.02%	10.00%	10.00%	10.00%
39	8.25%	9.00%	10.00%	10.00%	10.00%
40	8.21%	8.97%	10.00%	10.00%	10.00%
41	8.17%	8.94%	10.00%	10.00%	10.00%

42	8.13%	8.92%	10.00%	10.00%	10.00%
43	8.09%	8.89%	10.00%	10.00%	10.00%
44	8.05%	8.87%	10.00%	10.00%	10.00%
45	8.01%	8.84%	10.00%	10.00%	10.00%
46	7.97%	8.82%	10.00%	10.00%	NA
47	8.03%	8.85%	10.00%	10.00%	NA
48	8.09%	8.88%	10.00%	10.00%	NA
49	8.05%	8.85%	10.00%	10.00%	NA
50	8.02%	8.83%	10.00%	10.00%	NA
51	7.99%	8.81%	10.00%	10.00%	NA
52	7.96%	8.79%	10.00%	10.00%	NA
53	7.92%	8.77%	10.00%	10.00%	NA
54	7.89%	8.74%	10.00%	10.00%	NA
55	7.86%	8.72%	10.00%	10.00%	NA
56	7.83%	8.70%	10.00%	10.00%	NA
57	7.81%	8.68%	10.00%	10.00%	NA
58	7.78%	8.66%	10.00%	10.00%	NA
59	8.60%	9.15%	10.00%	9.99%	NA
60	9.35%	9.61%	10.00%	10.00%	NA
61	9.35%	9.60%	10.00%	10.00%	NA
62	9.34%	9.60%	10.00%	10.00%	NA
63	9.33%	9.59%	10.00%	10.00%	NA
64	9.32%	9.58%	10.00%	NA	NA
65	9.31%	9.58%	10.00%	NA	NA
66	9.31%	9.57%	10.00%	NA	NA
67	9.30%	9.57%	10.00%	NA	NA
68	9.29%	9.56%	10.00%	NA	NA
69	9.28%	9.56%	10.00%	NA	NA
70	9.28%	9.55%	10.00%	NA	NA
71	9.31%	9.57%	10.00%	NA	NA
72	9.31%	9.57%	10.00%	NA	NA
73	9.30%	9.56%	10.00%	NA	NA
74	9.29%	9.56%	10.00%	NA	NA
75	9.29%	9.55%	10.00%	NA	NA
76	9.28%	9.55%	10.00%	NA	NA
77	9.27%	9.54%	10.00%	NA	NA
78	9.27%	9.54%	10.00%	NA	NA
79	9.26%	9.53%	10.00%	NA	NA
80	9.25%	9.53%	10.00%	NA	NA
81	9.25%	9.52%	10.00%	NA	NA
82	9.24%	9.52%	10.00%	NA	NA
83	9.50%	9.68%	10.00%	NA	NA
84	9.76%	9.84%	10.00%	NA	NA
85	9.75%	9.84%	10.00%	NA	NA
86	9.75%	9.84%	10.00%	NA	NA
87	9.75%	9.84%	10.00%	NA	NA
88	9.75%	9.84%	10.00%	NA	NA
89	9.75%	9.84%	10.00%	NA	NA
90	9.74%	9.83%	10.00%	NA	NA
91	9.74%	9.83%	10.00%	NA	NA
92	9.74%	9.83%	10.00%	NA	NA
93	9.74%	9.83%	10.00%	NA	NA
94	9.74%	9.83%	10.00%	NA	NA
95	9.74%	9.83%	10.00%	NA	NA
96	9.74%	9.83%	10.00%	NA	NA
97	9.74%	9.83%	10.00%	NA	NA
98	9.74%	9.82%	10.00%	NA	NA
99	9.73%	9.82%	10.00%	NA	NA
100	9.62%	9.62%	NA	NA	NA
101	9.62%	9.62%	NA	NA	NA
102	9.62%	9.62%	NA	NA	NA

RBS Greenwich Capital

DE - 2004-SCB OVER 80 LTV, NO MI
Balances as of 3/01/04

		Minimum	Maximum
Total Current Balance:	41,608,137		
Total Original Balance:	41,610,067		
Number Of Loans:	214		
Average Current Balance:	$194,430.55	$41,400.00	$397,600.00
Average Original Amount:	$194,439.56	$41,400.00	$397,600.00
Weighted Average Gross Coupon:	5.126 %	3.125	7.000 %
Weighted Average Net Coupon (Lpmi):	4.981 %	3.125	6.750 %
Weighted Average Lpmi:	0.145 %	0.000	1.030 %
Weighted Average Gross Margin:	2.491 %	2.250	7.250 %
Weighted Average Max Int Rate:	10.453 %	9.125	13.000 %
Weighted Average Periodic Rate Cap:	2.000 %	2.000	2.000 %
Weighted Average First Rate Cap:	4.042 %	2.000	6.000 %
Weighted Average Original Ltv:	92.08 %	82.00	95.00 %
Weighted Average Fico Score:	705	601	817
Weighted Average Original Term:	360 months	360	360 months
Weighted Average Remaining Term:	359 months	356	359 months
Weighted Average Seasoning:	1 months	1	4 months
Weighted Average Next Rate Reset:	56 months	34	119 months
Weighted Average Rate Adj Freq:	12 months	12	12 months
Weighted Average First Rate Adj Freq:	58 months	36	120 months

Top State Concentrations ($): 19.65 % California, 16.88 % Florida, 8.84 % Nevada
Top Interest Only Concentrations ($): 97.49 % Interest Only, 2.51 % Fully Amortizing
Maximum Zip Code Concentration ($): 2.23 % 89031 (North Las Vegas, NV)

Note Date:	Nov 12, 2003	Mar 24, 2004
First Pay Date:	Jan 01, 2004	May 01, 2004
Paid To Date:	Apr 01, 2004	Apr 01, 2004
Rate Chg Date:	Dec 01, 2006	Apr 01, 2014
Mature Date:	Dec 01, 2033	Apr 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5/1 YR LIBOR IO	122	23,416,819.00	56.28
3/1 YR LIBOR IO	59	11,471,425.00	27.57
7/1 YR LIBOR IO	23	4,669,342.00	11.22
5/1 YR LIBOR	4	1,046,351.00	2.51
10/1 YR LIBOR IO	6	1,004,200.00	2.41
Total	214	41,608,137.00	100.00

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 YR LIBOR	214	41,608,137.00	100.00
Total	214	41,608,137.00	100.00

table

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
41,400 - 50,000	1	41,400.00	0.10
50,001 - 100,000	19	1,545,845.00	3.72
100,001 - 150,000	45	5,719,552.00	13.75
150,001 - 200,000	44	7,618,303.00	18.31
200,001 - 250,000	58	13,029,761.00	31.32
250,001 - 300,000	34	9,292,777.00	22.33
300,001 - 350,000	9	2,840,480.00	6.83
350,001 - 397,600	4	1,520,019.00	3.65
Total	214	41,608,137.00	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
41,400 - 50,000	1	41,400.00	0.10
50,001 - 100,000	19	1,545,845.00	3.72
100,001 - 150,000	45	5,719,552.00	13.75
150,001 - 200,000	44	7,618,303.00	18.31
200,001 - 250,000	58	13,029,761.00	31.32
250,001 - 300,000	34	9,292,777.00	22.33
300,001 - 350,000	9	2,840,480.00	6.83
350,001 - 397,600	4	1,520,019.00	3.65
Total	214	41,608,137.00	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.12500 - 3.25000	2	343,006.00	0.82
3.25001 - 3.50000	1	155,250.00	0.37
3.50001 - 3.75000	6	1,605,550.00	3.86
3.75001 - 4.00000	6	1,022,379.00	2.46
4.00001 - 4.25000	9	1,787,088.00	4.30
4.25001 - 4.50000	12	2,466,975.00	5.93
4.50001 - 4.75000	31	6,112,772.00	14.69
4.75001 - 5.00000	42	8,335,507.00	20.03
5.00001 - 5.25000	15	2,926,803.00	7.03
5.25001 - 5.50000	29	5,659,413.00	13.60
5.50001 - 5.75000	23	4,830,025.00	11.61
5.75001 - 6.00000	13	2,180,280.00	5.24
6.00001 - 6.25000	10	1,485,400.00	3.57
6.25001 - 6.50000	9	1,693,920.00	4.07
6.50001 - 6.75000	4	647,869.00	1.56
6.75001 - 7.00000	2	355,900.00	0.86
Total	214	41,608,137.00	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 2.250	158	31,678,437.00	76.14
2.501 - 2.750	7	1,102,276.00	2.65
2.751 - 3.000	7	1,187,640.00	2.85
3.001 - 3.250	25	4,613,190.00	11.09
3.251 - 3.500	14	2,435,050.00	5.85
3.751 - 4.000	2	331,450.00	0.80
7.001 - 7.250	1	260,094.00	0.63
Total	214	41,608,137.00	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
9.125 - 9.250	4	710,856.00	1.71
9.251 - 9.500	8	1,584,445.00	3.81
9.501 - 9.750	29	6,036,642.00	14.51
9.751 - 10.000	34	6,546,781.00	15.73
10.001 - 10.250	17	3,423,231.00	8.23
10.251 - 10.500	31	6,058,960.00	14.56
10.501 - 10.750	29	6,009,305.00	14.44
10.751 - 11.000	25	4,639,135.00	11.15
11.001 - 11.250	14	2,252,960.00	5.41
11.251 - 11.500	10	2,049,953.00	4.93
11.501 - 11.750	4	804,200.00	1.93
11.751 - 12.000	2	352,250.00	0.85
12.001 - 12.250	1	155,250.00	0.37
12.251 - 12.500	2	282,200.00	0.68
12.501 - 12.750	2	346,069.00	0.83
12.751 - 13.000	2	355,900.00	0.86
Total	214	41,608,137.00	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	214	41,608,137.00	100.00
Total	214	41,608,137.00	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	67	13,371,006.00	32.14
5.000	146	27,977,037.00	67.24
6.000	1	260,094.00	0.63
Total	214	41,608,137.00	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	214	41,608,137.00	100.00
Total	214	41,608,137.00	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
356 - 359	214	41,608,137.00	100.00
Total	214	41,608,137.00	100.00

RBS Greenwich Capital

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 - 4	214	41,608,137.00	100.00
Total	214	41,608,137.00	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
34	9	1,589,100.00	3.82
35	50	9,882,325.00	23.75
56	1	260,094.00	0.63
57	1	261,250.00	0.63
58	17	3,915,495.00	9.41
59	107	20,026,331.00	48.13
82	1	196,650.00	0.47
83	22	4,472,692.00	10.75
118	1	260,100.00	0.63
119	5	744,100.00	1.79
Total	214	41,608,137.00	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
36	59	11,471,425.00	27.57
60	126	24,463,170.00	58.79
84	23	4,669,342.00	11.22
120	6	1,004,200.00	2.41
Total	214	41,608,137.00	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
82.00 - 85.00	5	1,229,775.00	2.96
85.01 - 90.00	100	18,856,833.00	45.32
90.01 - 95.00	109	21,521,529.00	51.72
Total	214	41,608,137.00	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
601 - 620	1	230,375.00	0.55
621 - 640	20	3,829,983.00	9.20
641 - 660	21	4,491,840.00	10.80
661 - 680	21	4,207,300.00	10.11
681 - 700	27	5,395,418.00	12.97
701 - 720	49	9,465,120.00	22.75
721 - 740	27	4,826,040.00	11.60
741 - 760	19	3,357,796.00	8.07
761 - 780	17	3,705,205.00	8.91
781 - 800	9	1,542,950.00	3.71
801 - 817	3	556,110.00	1.34
Total	214	41,608,137.00	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	89	16,457,456.00	39.55
Preferred	79	15,283,246.00	36.73
Reduced Documentation	36	7,846,325.00	18.86
No Income / No Asset	10	2,021,110.00	4.86
Total	214	41,608,137.00	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	210	40,561,786.00	97.49
Fully Amortizing	4	1,046,351.00	2.51
Total	214	41,608,137.00	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	170	34,654,551.00	83.29
Second Home	24	4,264,581.00	10.25
Investor	20	2,689,005.00	6.46
Total	214	41,608,137.00	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	117	21,518,067.00	51.72
PUD	69	14,286,484.00	34.34
Condominium	22	4,033,967.00	9.70
Two-Four Family	6	1,769,619.00	4.25
Total	214	41,608,137.00	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	175	34,143,319.00	82.06
Rate/Term Refinance	36	6,480,005.00	15.57
Cash Out Refinance	3	984,813.00	2.37
Total	214	41,608,137.00	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	1	196,650.00	0.47
Arizona	10	1,460,700.00	3.51
California	33	8,176,809.00	19.65
Colorado	17	3,519,060.00	8.46
Connecticut	1	260,094.00	0.63
Florida	39	7,025,516.00	16.88
Georgia	12	1,996,050.00	4.80
Hawaii	1	397,600.00	0.96
Illinois	4	1,021,233.00	2.45
Indiana	2	251,800.00	0.61
Kansas	2	440,632.00	1.06
Kentucky	5	606,425.00	1.46
Louisiana	2	277,400.00	0.67
Maryland	1	269,550.00	0.65
Massachusetts	2	356,650.00	0.86
Michigan	6	951,410.00	2.29
Minnesota	3	595,900.00	1.43
Mississippi	1	119,740.00	0.29
Missouri	2	225,900.00	0.54
Nevada	17	3,678,796.00	8.84
New Hampshire	1	275,500.00	0.66
New Jersey	2	359,700.00	0.86
New York	3	443,600.00	1.07
North Carolina	2	267,404.00	0.64
Ohio	7	1,227,280.00	2.95
Oregon	5	784,750.00	1.89
South Carolina	5	752,850.00	1.81
Tennessee	3	619,855.00	1.49
Texas	6	927,451.00	2.23
Utah	5	792,400.00	1.90
Virginia	2	510,525.00	1.23
Washington	12	2,818,907.00	6.77
Total	214	41,608,137.00	100.00

LTV	PMI	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
> 80.00					
	No MI	41,608,137	100.00	214.00	100.00
	TOTAL	41,608,137	100.00	214.00	100.00

RBS Greenwich Capital

PMI COVERAGE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.00	3	541,174.00	1.30
12.00	6	1,499,183.00	3.60
25.00	97	18,279,951.00	43.93
30.00	108	21,287,829.00	51.16
Total	214	41,608,137.00	100.00

RBS Greenwich Capital

COUNTRYWIDE - 2004-SCB INVESTOR AND 2ND HOME

Balances as of 3/01/04

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20.09 - 25.00	3	425,600.00	0.34
25.01 - 30.00	1	235,000.00	0.19
30.01 - 35.00	2	242,000.00	0.19
35.01 - 40.00	2	249,215.00	0.20
40.01 - 45.00	8	1,621,500.00	1.30
45.01 - 50.00	8	1,526,713.00	1.22
50.01 - 55.00	8	1,822,720.00	1.46
55.01 - 60.00	17	3,429,160.00	2.75
60.01 - 65.00	31	6,283,785.00	5.04
65.01 - 70.00	45	9,690,916.00	7.77
70.01 - 75.00	97	18,759,830.00	15.05
75.01 - 80.00	298	61,253,906.02	49.13
80.01 - 85.00	4	594,575.00	0.48
85.01 - 90.00	116	18,278,279.63	14.66
90.01 - 95.00	2	276,450.00	0.22
Total	642	124,689,649.65	100.00

Countrywide 2004-8CB

Fico Range	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
a. unavailable	1	197,955	0.03	3.75	2.25	9.75	2.25	0.00	360	360	360	2.00	2.00	36	80.00	0	197,955	0%
i. 561-570	1	228,000	0.03	5.38	2.25	11.38	2.25	0.00	358	358	360	2.00	2.00	58	64.23	570	228,000	0%
l. 591-600	1	296,000	0.04	5.63	2.25	10.63	2.25	0.00	360	360	360	5.00	2.00	120	69.65	598	296,000	0%
m. 601-610	1	230,375	0.03	4.50	2.25	9.50	2.25	0.00	359	359	360	5.00	2.00	59	95.00	601	230,375	0%
n. 611-620	8	1,867,420	0.26	5.21	2.25	10.32	2.25	0.00	360	360	360	4.67	2.00	73	80.87	619	233,428	27%
o. 621-630	59	12,207,052	1.69	5.11	2.32	10.43	2.32	0.00	359	359	360	4.82	2.00	60	77.11	626	206,899	9%
p. 631-640	65	13,366,423	1.85	5.18	2.34	10.30	2.34	0.00	360	360	360	4.63	2.00	62	79.58	636	205,637	22%
q. 641-650	95	19,561,117	2.70	5.07	2.34	10.39	2.34	0.00	360	360	360	4.02	2.00	59	78.43	645	205,906	17%
r. 651-660	120	25,360,507	3.50	5.05	2.32	10.29	2.32	0.00	359	359	360	4.28	2.00	60	78.67	656	211,338	11%
s. 661-670	172	38,075,574	5.26	5.15	2.28	10.41	2.28	0.00	359	359	360	4.24	2.00	60	77.37	665	221,370	12%
t. 671-680	176	37,588,904	5.19	5.18	2.28	10.33	2.28	0.00	360	360	360	4.56	2.00	62	77.74	676	213,573	9%
u. 681-690	246	52,024,540	7.18	5.15	2.27	10.33	2.27	0.00	359	359	360	4.45	2.00	64	78.60	686	211,482	7%
v. 691-700	241	49,000,767	6.76	5.06	2.32	10.28	2.32	0.00	359	359	360	4.38	2.00	60	78.30	696	203,323	7%
w. 701-710	389	82,426,121	11.38	5.04	2.32	10.31	2.32	0.00	360	360	360	4.20	2.00	61	78.55	705	211,892	9%
x. 711-720	320	64,493,742	8.90	4.94	2.31	10.26	2.31	0.00	359	359	360	4.06	2.00	57	78.81	715	201,543	9%
y. 721-730	305	65,295,931	9.01	5.05	2.27	10.32	2.27	0.00	359	359	360	4.28	2.00	60	78.83	726	214,085	7%
z. 731-740	280	56,078,971	7.74	5.00	2.29	10.25	2.29	0.00	360	360	360	4.36	2.00	61	78.80	735	200,282	3%
za. 741-750	228	44,838,160	6.19	4.96	2.28	10.17	2.28	0.00	359	359	360	4.38	2.00	61	77.77	745	196,659	4%
zb. 751-760	217	43,411,498	5.99	4.84	2.30	10.18	2.30	0.00	359	359	360	4.02	2.00	56	78.99	755	200,053	7%
zc. 761-770	193	39,257,960	5.42	5.04	2.33	10.25	2.33	0.00	360	360	360	4.38	2.00	62	79.29	765	203,409	8%
zd. 771-780	150	30,212,585	4.17	4.96	2.29	10.25	2.29	0.00	359	359	360	4.12	2.00	60	75.55	775	201,417	8%
ze. 781-790	110	22,685,264	3.13	4.86	2.28	10.21	2.28	0.00	360	360	360	3.95	2.00	56	77.28	785	206,230	8%
zf. 791-800	84	17,034,329	2.35	4.98	2.28	10.28	2.28	0.00	359	359	360	4.09	2.00	61	75.24	793	202,790	2%
zg. 801-810	32	5,497,047	0.76	4.75	2.33	10.05	2.33	0.00	359	359	360	4.09	2.00	59	78.40	804	171,783	7%
zh. 811-820	11	1,884,110	0.26	4.67	2.25	9.94	2.25	0.00	359	359	360	4.20	2.00	69	80.41	816	171,283	19%
zi. 821-830	4	587,220	0.08	4.99	2.25	10.30	2.25	0.00	359	359	360	4.08	2.00	75	63.49	827	146,805	12%
zj. 831-840	4	563,200	0.08	4.26	2.25	9.94	2.25	0.00	360	360	360	2.97	2.00	54	63.70	834	140,800	0%
zk. 841-850	1	159,200	0.02	4.63	2.25	9.63	2.25	0.00	359	359	360	5.00	2.00	59	80.00	842	159,200	0%
TOTAL	3514	724,429,971	100.00	5.03	2.30	10.28	2.30	0.00	359	359	360	4.26	2.00	60	78.25	716	206,155	8%